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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                 (RULE 14D-100)

       TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934.

                               CONTOUR ENERGY CO.
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                        (Name of Subject Company Issuer)

                    CONTOUR ENERGY CO. (Offeror and Issuer)
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    (Names of Filing Persons (identifying status as offeror, issuer or other person))

        $2.625 CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $1.50 PAR VALUE
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                         (Title of Class of Securities)

                                   21220C202
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                     (CUSIP Number of Class of Securities)


                                 Rick G. Lester
                               Contour Energy Co.
                           601 Jefferson, Suite 1100
                               Houston, TX 77002
                                 (713) 652-5200
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      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing persons)



                                With copies to:
                                Charles H. Still
                          Fulbright & Jaworski L.L.P.
                           1301 McKinney, Suite 5100
                             Houston, TX 77010-3095
                                 (713) 651-5151
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                           CALCULATION OF FILING FEE

           Transaction Valuation*                   Amount of Filing Fee
                  $5,119,398.70                         $1,024

* Set forth the amount on which the filing fee is calculated and state how it was determined. -- Based upon the last trade price of the securities to be acquired on the OTC Bulletin Board on May 15, 2000, pursuant to SEC Rule 0.11.


[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
    RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:  $1,352
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Form or Registration No.:  Registration Statement on Form S-4
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Filing Party:  Contour Energy Co.
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Date Filed:  18 May 2000
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[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
    MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] THIRD-PARTY OFFER SUBJECT TO RULE 14D-1.

[X] ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.

[X] GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.

[ ] AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the consent solicitation by Contour Energy Co., a Delaware corporation (the "Company"), to reclassify 1,365,173 shares of $2.625 convertible exchangeable preferred stock into 1,365,173 shares of common stock and 1,365,173 shares of redeemable transition preferred stock, redeemable upon issue for cash at a redemption price of $3.50 per share (the "Reclassification"). The Consent Solicitation Statement relating to the Reclassification is included in a Registration Statement on Form S-4 (the "S-4") filed immediately before this Schedule TO and is incorporated herein by reference to that S-4. The tender offer disclosed on this Schedule TO involves a going-private transaction, subject to Rule 13e-3 as promulgated under the Securities Exchange Act of 1934. The transaction statement on Schedule 13E-3 is filed under cover of this Schedule TO.


ITEM 1.  SUMMARY TERM SHEET.

         See Item 1 under the heading "Item 13. Information Required by Schedule 13E-3" of this Schedule TO.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         See Item 2 under the heading "Item 13 Information Required by Schedule 13E-3" of this Schedule TO.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         See Item 3 under the heading "Item 13 Information Required by Schedule 13E-3" of this Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The material terms of the Reclassification are described in the Consent Solicitation Statement under the headings "Summary of Terms of the Reclassification", "The Reclassification", "Consent Solicitation Proposal" and "General Information Concerning Consents".

         (b) Information related to securities purchased from any officer, director or affiliate of the Company in the Reclassification is set forth in the Consent Solicitation Statement under the headings "Statement Summary " and "Consent Solicitation Proposal".

         See also Item 4 under the heading "Item 13 Information Required by
Schedule 13E-3" of this Schedule TO.



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ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         See Item 5 under the heading "Item 13 Information Required by Schedule 13E-3" of this Schedule TO.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

             (a) Information related to the purposes of the Reclassification is set forth under the headings "Statement Summary - Purposes and Effects of the Reclassification" and "The Reclassification - Purposes and Effects of the Reclassification" in the Consent Solicitation Statement and is incorporated by reference herein.

             (b) The preferred stock will be eliminated as a result of the reclassification. The information set forth under the headings "Statement Summary", "The Reclassification" and "Consent Solicitation Proposal" in the Consent Solicitation Statement is incorporated by reference herein.

             (c) The information set forth under the headings "Statement Summary", "Risk Factors - Risk Factors for Holders of Old Preferred Stock", the "Reclassification" and "Consent Solicitation Proposal" in the Consent Solicitation Statement is incorporated by reference herein.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             (a) Information related to the source of funds used in the Reclassification is set forth under the headings "Statement Summary", "The Reclassification" and "General Information Concerning Consents" in the Consent Solicitation Statement incorporated by reference herein.

             (b)  Not applicable.

             (d)  Not applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         See Item 11 under the heading "Item 13 Information Required by Schedule 13E-3" of this Schedule TO.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         See Item 14 under the heading "Item 13 Information Required by Schedule 13E-3" of this Schedule TO.



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ITEM 10.  FINANCIAL STATEMENTS.

         The financial information set forth under the headings "Summary Financial Information", "Unaudited Pro Forma Consolidated Financial Information", "Selected Consolidated Financial Information" and "Financial Statements" in the Consent Solicitation Statement is incorporated by reference herein.

ITEM 11.  ADDITIONAL INFORMATION.

           We are not aware of any regulatory requirements which must be complied with or approvals that must be obtained to complete the Reclassification. The information set forth under the headings "Business and Properties - Legal Proceedings" and "Certain Relationships and Related Transactions" in the Consent Solicitation Statement IS incorporated by reference herein.

ITEM 12.  EXHIBITS.

         Each of the following documents is incorporated herein by reference to the S-4.

         (a)  Consent Solicitation Statement.

         (b) Form of Consent and related documents (attached as Exhibit 99.1 to the S-4).

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

         Listed below is information required by Schedule 13E-3 that is not included or covered by the items in Schedule TO.

         ITEM 1.  SUMMARY TERM SHEET.

         The information set forth under the heading "Summary of Terms of the Reclassification" in the Consent Solicitation Statement is incorporated by reference herein.

         ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The executive offices of Contour Energy Co. are located at 601 Jefferson Street, Suite 1100, Houston, Texas 77002, and the telephone number is
(713) 652-5200.

         (b) Information related to the subject class of securities is set forth under the headings "Statement Summary - Conditions to the Reclassification and Consent Requirements" and "The Reclassification - Conditions to the Reclassification" in the Consent Solicitation Statement and is incorporated by reference herein.

         (c) Information related to trading market and prices is set forth under the heading "Trading and Market Prices" in the Consent Solicitation Statement and is incorporated by reference herein.
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         (d) Information related to the frequency and amount of dividends paid during the past two years is set forth under the headings "Risk Factors" and "Trading and Market Prices" in the Consent Solicitation Statement and is incorporated by reference herein.

         (e)  Not applicable.

         (f) Information related to prior stock purchases by the Company is set forth under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operation-General-Other Developments" in the Consent Solicitation Statement and is incorporated by reference herein.

         ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

         (a) The information set forth under the headings "Statement Summary - The Company", "Business and Properties", "Management" and "Security Ownership" in the Consent Solicitation Statement is incorporated by reference herein.

         (b) The information set forth under the heading "Security Ownership" in the Consent Solicitation Statement is incorporated by reference herein.

         (c) The information set forth under the headings "Management" and "Security Ownership" in the Consent Solicitation Statement is incorporated by reference herein. None of the natural persons specified under the headings "Management" and "Security Ownership" in the Consent Solicitation Statement have been convicted in a criminal proceeding during the past five years or were a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to federal or state securities laws, or a finding of any violation of federal or state securities laws.

         ITEM 4. TERMS OF THE TRANSACTION.

         (c)  Not applicable.

         (d) No appraisal rights are available to holders of the Company's preferred stock with respect to the Reclassification.

         (e)  Not applicable.

         (f) The information set forth under the heading "Statement Summary" and "Trading and Market Prices" in the Consent Solicitation Statement is incorporated by reference herein.



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         ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a) The information set forth under the heading "Certain Relationships and Related Transactions" in the Consent Solicitation Statement is incorporated by reference herein.

         (b) There were no negotiations, transactions or material contacts related to significant events, as described in Item 1005(b) of Regulation M-A, during the past two years between the filing person (including subsidiaries of the filing person and any person specified in Instruction C of this Schedule TO) and the Company or its affiliates.

         (c) There were no negotiations or material contacts related to significant events, as described in Item 1005(b) of Regulation M-A, during the past two years between (i) any affiliates of the Company or (ii) the Company or any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

         (e) Information related to the giving of consents is set forth under the headings "Statement Summary-Explanation of the Transaction", the "Reclassification" and "Consent Solicitation Proposal" in the Consent Solicitation Statement is incorporated by reference herein.

         ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a) Information related to the purposes of the Reclassification is set forth under the headings "Statement Summary - Purposes and Effects of the Reclassification" and "The Reclassification - Purposes and Effects of the Reclassification" in the Consent Solicitation Statement and is incorporated by reference herein.

         (b) As disclosed in the Consent Solicitation Statement under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company began an offer to exchange 1.5 shares of Common Stock for each share of Existing Preferred Stock in June 1999. Only 21% of the Existing Preferred Stock was tendered.

         (c) Information related to the reasons for the structure of the Reclassification is set forth under the headings "Statement Summary - Background of the Reclassification" and "The Reclassification - Background" in the Consent Solicitation Statement and is incorporated by reference herein.

         (d) Information related to the effects of the Reclassification on the Company, its affiliates, and unaffiliated security holders, including the federal income tax consequences of the Reclassification is set forth under the headings "Statement Summary", "Risk Factors", "The Reclassification", "Certain Federal Income Tax Considerations" and "Certain Bankruptcy and Insolvency Considerations".




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         ITEM 8.  FAIRNESS OF THE GOING PRIVATE TRANSACTION.

         (a) The Company reasonably believes that the Reclassification is fair to the unaffiliated holders of preferred stock under current circumstances.

         (b) The information under the heading "The Reclassification-Background" in the Consent Solicitation Statement is incorporated by reference herein.

         (c) As described in "Statement Summary," and "Consent Solicitation Proposal," the Reclassification requires the consent of holders of two-thirds of the Existing Preferred Stock.

         (d) A majority of non-employee directors of the Company have not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Reclassification or preparing a report concerning the fairness of the Reclassification.

         (e) The non-employee directors of the Company unanimously approved the Reclassification.

         (f)  Not applicable.

         ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         In making its determination that the Offer is fair, from a financial view, to Holders of the Existing Preferred Stock, the Board did not seek, nor did it receive, an opinion from an investment bank or other financial adviser or third party. The Offer was approved by the Board of Directors of the Company at a meeting held May 17, 2000.

         ITEM 10.  SOURCE AND AMOUNTS OF FUNDS OR OTHER COMPENSATION.

         (e) Information related to expenses incurred in connection with the Reclassification is set forth under the heading "General Information Concerning Consents - Expenses of Solicitation" in the Consent Solicitation Statement and is incorporated by reference herein.

         ITEM 11.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Information related to the beneficial ownership of the subject securities is set forth under the heading "Security Ownership" in the Consent Solicitation Statement and is incorporated by reference herein.

         (b) Not applicable.

         ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

         (d) Information related to knowledge by the Company of how any executive officer, director or affiliate of the Company or any person specified in Instruction C of Schedule TO intends to vote

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their capital stock is set forth under the headings "Statement Summary" and
"Consent Solicitation Proposal" in the consent Solicitation Statement and is incorporated by reference herein.

         (e) As disclosed in the "Consent Solicitation Proposal" section of the Consent Solicitation Statement, the Board of Directors has unanimously declared the advisability of the Reclassification Amendment.

         ITEM 14.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth under the heading "General Information Concerning Consents" in the Consent Solicitation Statement is incorporated by reference herein.

         (b) The information set forth under the heading "General Information Concerning Consents" in the Consent Solicitation Statement is incorporated by reference herein.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 By: /S/ RICK G. LESTER
                                     ------------------------------------------
                                       Rick G. Lester, Senior Vice President



                                 Dated May 18, 2000